SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Notice to Market

São Paulo, May 28, 2024 – GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4), a leading domestic airline in Brazil , is providing the response below to inform its shareholders and the market in general in compliance with Letter No. 395/2024-SLS, sent by the Superintendência de Listagem e Supervisão de Emissores of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), on May 27, 2024 (“CVM Letter”), as transcribed below:.

“May 27, 2024

395/2024-SLS

Gol Linhas Aéreas Inteligentes S.A.

At. Mr. Mario Tsuwei Liao

Investor Relations Officer

Ref.: Request for clarification on news published in the press

Dear Sir,

In news published by the newspaper Valor Econômico on May 27, 2024, under the title “Agreement between Azul and Gol is seen as a potential merger”, it is stated, among other information, that:

• Behind the scenes, it is said that Azul has been having advanced discussions with Gol regarding consolidation. Initially, it was said that Azul would be willing to buy Gol, but the view that gained more ground is of a joining of forces to create a company that would also have Abra - the holding company of Gol and the Colombian company Avianca - as a shareholder; and

• The deal also has an important background, which is the signaling given behind the scenes by Gol and Azul towards eventual consolidation.

We request clarification on the highlighted items by May 28, 2024, whether confirmed or not, as well as other information considered important.”

In response to the B3 Letter, the Company informs that the codeshare agreement with Azul S.A. (“Azul”) was duly disclosed to the market in the form of a Notice to Market dated May 23, 2024.

Additionally, as reported in the Notice to Market disclosed on March 7 and in the Material Fact disclosed on May 27, 2024, the Company and its advisors intend to conduct a competitive process through which they will evaluate exit financing proposals and any viable and competitive alternative transactions, including opportunities presented by potential sources of equity and debt capital ("Transaction"). However, the Company clarifies that (i) the aforementioned competitive process has not yet commenced; and (ii) no negotiations with the intention of completing a Transaction have been initiated by the Company with any third party.

Notwithstanding the foregoing, Abra Group, the Company’s largest secured creditor, has informed the Company that it has begun discussions with Azul to explore business opportunities. GOL notes that such agreement with Azul by the Abra Group would not be binding on the Company.

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Notice to Market

About GOL Linhas Aéreas Inteligentes S.A

GOL is Brazil's leading airline and part of the Abra Group. Since its foundation in 2001, it has been the company lowest-cost airline in Latin America, enabling the democratization of air travel. The Company maintains alliances with American Airlines and Air France-KLM and offers Customers a variety of codeshare and interline agreements, enhancing convenience and ease of connections to any destination served by these partnerships. Committed to "Being First for Everyone", GOL provides the best travel experience to its passengers, including: legroom; a comprehensive platform with internet, movies, and live TV; and the best loyalty program, Smiles. GOLLOG, the cargo transport division, facilitates parcel delivery across Brazil and internationally. The Company employs a team of 13,700 highly qualified aviation professionals focused on Safety, GOL's number one value, and operates a standardized fleet of 142 Boeing 737 aircraft. For further information, visit www.voegol.com.br/ir.

U.S. Media Contact Joele Frank, Wilkinson Brimmer Katcher: Leigh Parrish / Jed Repko lparrish@joelefrank.com / jrepko@joelefrank.com +1 212 355 4449	South America Media Contact In Press Porter Novelli gol@inpresspni.com.br

Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer